September 17, 2012
Mr. Terence O'Brien
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mailstop 4628
Washington, D.C. 20549

Re:	Legg Mason, Inc.
Form 10-K for the Year Ended March 31, 2012
Filed May 25, 2012
Response dated August 20, 2012
File No. 001-8529
Dear Mr. O'Brien:
We are in receipt of your comment letter dated August 30, 2012, and respond below to the comments as requested.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23
Critical Accounting Policies and Estimates, page 46
Goodwill, page 52

Comment 1:
We note in your response to comment 2 in our letter dated August 8, 2012, that changes to your assumptions underlying the goodwill analysis would also be reflected in the impairment analyses for other intangible assets and declines in cash flows would most likely result in impairments to indefinite-life assets prior to goodwill impairment. As such, please provide us with your detailed valuation schedules you prepared to estimate the fair value of your domestic mutual fund contracts that are managed by Western Asset and ClearBridge with a carrying value of $2,502 million and the Permal funds-of-hedge funds contracts with a carrying value of $947 million. To help us understand the reasonableness of the material assumptions included in your detailed calculations for the first three years, please provide us with the historical rates realized for each annual period for the last four years by affiliate, which would include AUM market rate, AUM net flows rate, and cash flow rate, at a minimum.

Response:
We have included under separate cover, with our request for both confidential treatment and return to us upon completion of your review, pursuant to Exchange Act Rule 12b-4, Attachment 1, which provides an overview of our indefinite-life intangible asset analysis, details of the significant assumptions and the valuation schedules for our December 31, 2011 estimate of (i) the fair value of our domestic mutual fund contracts that are managed primarily by Western Asset and ClearBridge and (ii) the Permal funds-of-hedge funds contracts. Attachment 2 contains a detailed discussion of the growth assumptions compared to our historical experience, as well as the historical rates realized for each annual period for the last four years by affiliate, including AUM market rate, AUM net flows rate, and cash flow rate.

Comment 2:
Please provide us with an understanding how your historical results for the last five years have been reflected in your material assumptions related to AUM and cash flow growth. In this regard, you disclose that your average annual cash flow growth rate is approximately 8%. However, this does not appear to be reflective of your historical results over the last five years. For example, to the extent that a portion of your average annual cash flow growth rate is dependent on substantial client cash inflows, please explain to us how you determine this assumption is reasonable in light of the fact that you have recognized net client outflows during each of the last five fiscal years.

Response:
Under separate cover, with our request for both confidential treatment and return to us upon completion of your review, pursuant to Exchange Act Rule 12b-4, Attachment 3 provides specifics of our response relating to our historical results for the last five years.

In considering our historical experience and growth assumptions, it must be noted the unprecedented financial turmoil of 2008-2009 has had a substantial impact on our business and industry. Thus, we do not believe our historical results in isolation over the last five years are indicative of results in a future, more stable economic environment and, as a result, we have taken into account other factors, including our earlier growth experience, investment performance and programs currently in operation to increase our growth rate, in projecting our cash flow growth.

The average annual cash flow growth rate of approximately 8% is made up primarily of a 2% organic growth rate and market rate impacts of 1% to 7%, depending on asset class. Please see our response to Comment 1 in the accompanying confidential letter regarding factors that lead to better assumed growth (particularly performance) that are also applicable to Comment 2. In addition to the domestic mutual fund contract and Permal funds-of-hedge funds contract assets discussed above, our reporting unit projections also incorporate our institutional separate account businesses of Western, ClearBridge and other affiliates, our Royce fund business and international fund and separate account businesses.

Below is a summary of firm-wide flows since 2003, which shows a positive trend for the past three fiscal years.

Total Firm Net Flows %
for 12 Months Ended ($B)
35%
25%
15%
5%
-5%
-15%
-25%
7%
25%
23%
9%
5%
-3%
-17%
-13%
-9%
-4%
Mar 03
Mar 04
Mar 05
Mar 06
Mar 07
Mar 08
Mar 09
Mar 10
Mar 11
Mar 12

Below is a summary of the relative performance for the past five years, including the improvement in our 3-year statistics that are critical to investors' selection of products in which to invest. As performance has improved, the trailing trend in flows has also improved, as shown above.

% of Total Strategy Assets (Incl. Liquidity) Beating the Benchmark
10 YR
86%
60%
91%
84%
86%
91%
5 YR
61%
55%
67%
74%
69%
74%
3 YR
44%
42%
60%
78%
80%
80%
Significant Improvement
1 YR
35%
52%
81%
75%
60%
68%
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
Mar-08
Mar-09
Mar-10
Mar-11
Mar-12
Jun-12

In addition to the factors discussed in Attachment 2 relating to our response to Comment 1, we also rely on market sources for information relevant to our projection process. As of year-end 2011, the analyst consensus estimates for Legg Mason's long-term earnings growth was approximately 11.0% per annum. Also of note, Legg Mason reviewed the analysts' long-term earnings growth estimates for our peer group companies which ranged from 8.0% to 13.5%. This additional information provides supplemental data points in substantiating our overall cash flow growth rate assumptions and are summarized in the following table.

Management's Assumption/Observation	Observed Value
LM average annual cash flow growth rate used in testing	7.8%
Peer group - low end of range for long-term earnings growth	8.0%
Analyst consensus estimate for LM long-term earnings growth	11.0%
Peer group - high end of range for long-term earnings growth	13.5%

Comment 3:
We note that you compare the estimated fair value of your reporting unit to a market-based valuation of your equity value to confirm the reasonableness. Please provide us with a comprehensive understanding as to how the equity value using the market-based valuation impacted the estimated fair value of your reporting unit using the discounted cash flow method (i.e., please tell us that amount of any adjustments made to the estimated fair value along with how you determined the amount of the adjustment, if any.) If you did not make any adjustments as a result of the comparison, please provide us with a comprehensive explanation as to why you determined no adjustment was necessary.

Response:
Under separate cover, with our request for both confidential treatment and return to us upon completion of your review, pursuant to Exchange Act Rule 12b-4, we have provided the specifics of our response in Attachment 4.

Comment 4:
Please provide us with a comprehensive understanding of your implied control premium calculation. As part of your explanation, please tell us why you are comparing your market capitalization to a weighted average of the discounted cash flow equity value and the market-based equity value to calculate the implied control premium. In this regard, it is unclear why the implied control premium is not a comparison of the fair value of your reporting unit to your market capitalization as of December 31st, your goodwill impairment testing date. Further, please tell us why you are only deducting corporate debt from the estimated fair value of the reporting unit without also considering the other assets and liabilities reflected on your consolidated balance sheet that are not included in the carrying value of your reporting unit.

Response:
Please consider our response to Comment 3, including Attachment 4, as it is relevant to Comment 4. As noted and for the reasons discussed, we did not directly utilize the market approach when assessing the value of our reporting unit. We did, however, as discussed in our response to Comment 3, calculate an estimate of Legg Mason's entity value based on the value of the reporting unit determined under the income method, which could then be compared to an estimate of the entity value determined under the market approach.

As a result of this process, we had two estimates of the value of the entire Legg Mason entity, one calculated based on an income approach method for valuing the reporting unit and one calculated based on a market approach for valuing the entire entity. These Legg Mason entity values could then be compared to the company's market capitalization. As discussed below, the use of these approaches is acceptable for financial reporting purposes.
For purposes of this comparison, Legg Mason used a weighted average of the two entity value estimates (the income approach-based value and the market approach-based value) to estimate the value of the entire entity. The market-based approach value was given a 75% weighting, and the income approach valuation was given a 25% weighting. As also noted in our response to Comment 3, in the interest of appropriately considering observable market inputs, we ascribed more weight to the results of the market approach. In assessing this weighting, Legg Mason considered the relative subjectivity of the inputs in both methods, taking into account the degree of comparability between the entity and the similar transactions. In particular:

•	Both methods (income and market approach) were deemed appropriate and provided reasonable results.

•	The inputs used in the market approach (transaction prices for similar entities) require relatively fewer and less subjective adjustments than the inputs used in the income approach.

ASC 820 provides that the income approach and the market approach are commonly used valuation methods used by market participants to estimate the fair value of a business enterprise. The following are relevant ASC 820 excerpts (as referenced from ASU 2011-04, Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which was issued in May 2011):

•
ASU 820-10-35-24; “Valuation techniques that are appropriate in the circumstances and for which sufficient data are available shall be used to measure fair value…In other cases, multiple valuation techniques are used to measure fair value.”

•
ASU 820-10-35-24A; “Valuation techniques consistent with the market approach, income approach, and/or cost approach shall be used to measure fair value. The definitions and key aspects of those approaches follow.

◦
The market approach is a valuation technique that uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). (ASU 820-10-55-3A)

◦
For example, valuation techniques consistent with the market approach often use market multiples derived from a set of comparables. Multiples might lie in ranges within a different multiple for each comparable. The selection of the appropriate multiple within the range requires judgment considering qualitative and quantitative factors specific to the measurement. (ASU 820-10-55-3B)

◦	The income approach uses valuation techniques to convert future amounts (for example cash flows or earnings) to a single present amount (discounted).” (ASU 820-10-55-3F)

We used both the market and the income approach to estimate the corporate entity fair value. The use of multiple valuation techniques is consistent with the way market participants value businesses and business interests. Accordingly, the use of multiple valuation techniques is consistent with generally accepted valuation practices, and the selected approaches are appropriate in the circumstances. We have confirmed this position with our third party valuation consultants.
With regards to the value of other assets and liabilities reflected on our consolidated balance sheet that are not included in the carrying value of our reporting unit, there are no further adjustments necessary in our market capitalization reconciliation. As of December 31, 2011, these other assets and liabilities are comprised of approximately $460 million of predominately seed investments, $640 million of net deferred tax assets, and $90 million of net other assets and liabilities. The value of certain seed investments would need to consider liquidity and other discounts. Further, at times, a cost associated with our affiliate seed capital investments is recovered through revenue share and therefore already accounted for in our existing analyses of intangible and reporting unit fair values. The net deferred tax asset balance is largely comprised of NOL carryforwards. While investors in our corporate stock acknowledge tax shield value, most of this value is attributable to future intangible and goodwill tax deductions, which are also already accounted for in our existing analyses of intangible and reporting unit fair values. Any NOL value would be subject to further discounting by market participants for time value and transfer limitations that are not reflected in the carrying value. The remaining other net assets and liabilities relate to miscellaneous other assets with little appreciable perceived value to a market participant. In summary, the DCF analysis, as adjusted, has appropriately considered all necessary adjustments.

Comment 5:
We note the revised critical accounting policies and estimates disclosure you intend to include in your September 30, 2012 Form 10-Q filing. Please address the following points related to this disclosure:

•
Please revise your explanation of the process you undertake to estimate the fair value of your reporting unit using the discounted cash flow methodology to better align to the explanation provided to us. In this regard, please disclose the actual periods of cash flows that you estimate at the affiliate level. Please disclose the periods in which long-term market assumptions are used for the cash flow growth rates. Please also disclose how you estimate the cash flow growth rate for the remainder of the periods included in your discounted cash flow calculation.

•	Please disclose the composition of the carrying value of the reporting unit.

•
Expand upon your disclosure of how you calculated the implied control premium and disclose the implied control premium as of your most recent testing date. Explain how you determined your implied control premium is reasonable based on your specific facts and circumstances in light of the large range provided.

•
Disclose the specific facts and circumstances that could lead to a change in the assumptions made in the discounted cash flow analysis that would result in an impairment charge for your indefinite-life intangible assets and/or goodwill.

Response:
Beginning with our September 30, 2012 Form 10-Q filing, we will revise our existing Critical Accounting Policies and Estimates disclosure, the full text of which is noted below, with the updates from our current Form 10-K disclosure noted in italics. These edits in italics include the edits proposed in our response letter (Comment 2) dated August 20, 2012.

Goodwill
Goodwill is evaluated at the reporting unit level and is considered for impairment when the carrying amount of the reporting unit exceeds the implied fair value of the reporting unit. In estimating the implied fair value of the reporting unit, we use valuation techniques based on discounted projected cash flows, similar to techniques employed in analyzing the purchase price of an acquisition target. In December 2010, we announced a realignment of our executive management team, which during fiscal 2012, resulted in the combination of our Americas and International divisions into one operating segment, Global Asset Management. Internal management reporting has been modified consistent with this realignment such that discrete financial information regularly received by the chief operating decision maker, our Chief Executive Officer, is at the consolidated Global Asset Management business level. As a result, the former Americas and International operating segments are no longer our reporting units, and subsequently, goodwill is recorded and evaluated at one Global Asset Management reporting unit level. Our Global Asset Management reporting unit consists of the operating businesses of our asset management affiliates and our centralized global distribution operations and excludes corporate debt and our holding company corporate costs and overhead, including costs associated with executive management, finance, human resources, legal and compliance, internal audit and other central corporate functions.

The carrying value of our Global Asset Management reporting unit principally consists of indefinite-life mutual fund contract assets, goodwill and amortizable management contract assets that have been recognized in various acquisitions, along with the related deferred tax assets and liabilities. As of December 31, 2011, the carrying value of our Global Asset Management reporting unit aggregated $4.6 billion. The other assets and liabilities on our consolidated balance sheet relate to corporate functions and principally include seed investments and deferred taxes.

Goodwill principally originated from the acquisitions of Citigroup Asset Management, Permal and Royce. The value of the reporting unit is based on projected net cash flows of assets managed in our mutual funds, closed-end funds and other proprietary funds, in addition to separate account assets of our managers.

Significant assumptions used in assessing the implied fair value of the reporting unit under the discounted cash flow method include the projected cash flows generated by the reporting unit, including profit margins, expected cash flow growth rates, and the discount rate used to determine the present value of the cash flows. Cash flow growth rates consider estimates of both AUM flows and market expectations by asset class (equity, fixed income and liquidity) and by investment manager based upon, among other things, historical experience and expectations of future market performance from internal and external sources. The impact of both net client flows and market performance on cash flows are projected for the near-term (generally for three or more years) based on a year-by-year assessment that considers current market conditions, our experience, our internal financial projections, relevant publicly available statistics and projections, and discussions with our own market experts. Actual cash flows in any one period may vary from the projected cash flows without resulting in an impairment charge because a variance in any one period must be considered in conjunction with other assumptions that impact projected cash flows.

Discount rates are based on appropriately weighted estimated costs of debt and capital using a market participant perspective. We estimate the cost of debt based on published debt rates. We estimate the cost of capital based on the Capital Asset Pricing Model, which considers the risk-free interest rate, market risk and size premiums, peer-group betas and unsystematic risk. The discount rates are also calibrated based on an assessment of relevant market values. For our annual impairment test as of December 31, 2011, the projected cash flows were discounted at 14.0% to determine their present value.

To confirm the reasonableness of our discounted cash flow analysis, the results of this analysis for the reporting unit (after deducting corporate debt and costs) are compared to a market-based valuation of our equity value, which applies an average of EBITDA multiples paid in change of control transactions for peer companies to our EBITDA. We further assess the accuracy of the results from these valuation methods by comparing their appropriately weighted average to our market capitalization to determine an implied control premium. The reasonableness of this implied control premium is tested by comparing it to control premiums that have been paid in relevant actual change of control transactions. This assessment provides evidence that our underlying assumptions in our analyses of fair values are reasonable.

As of December 31, 2011, the implied fair value of the reporting unit significantly exceeds the carrying value. Considering relevant prices of our common shares, our market capitalization, along with a reasonable control premium, exceeds the aggregate carrying value of our consolidated net assets by a small margin.

For discounted projected cash flow analysis, projected cash flows, on an aggregate basis across all asset classes, are assumed to have an average annual growth rate of approximately 8%. Cash flow growth is based on separate factors for equity, fixed income, and liquidity products. Equity product growth projections are based on long-term growth experience and current market conditions. Fixed income product growth projections are based on the past experience of our primary fixed income manager and current market influences relevant to their business, available historical experience and market statistics, and estimates of future expectations. The starting point for these assumptions is our corporate planning process that includes three-year projections from the management of each operating affiliate that consider the specific business circumstances of each affiliate. In conjunction with multiple market statistics relevant to each asset class, longer term projections based on asset classes are developed for each affiliate and consolidated to produce a forty year cash flow projection. We believe our growth assumptions are reasonable given our consideration of multiple inputs, including internal and external sources described above, although our assumptions are subject to change based on fluctuations in our actual results and market conditions. Our assumptions are also subject to change due to, among other things, poor investment performance by one or more of our advisory affiliates, the withdrawal of AUM by clients for any number of other reasons, changes in business climate, adverse regulatory actions, or loss of key personnel. However, decreases in cash flow from actual results or projections would also impact the impairment testing for other intangible assets. As noted above, if our cash flows over the long-term deviate by greater than 5%, certain of our indefinite-life intangibles could be impaired by a material amount. We would likely have material impairments to our other indefinite-life intangibles prior to goodwill impairment.

As noted above, our market capitalization, along with a reasonable control premium, exceeds the aggregate carrying value of our consolidated net assets by a small margin. In calculating our market capitalization for these purposes, market volatility can have a significant impact on our capitalization, and if appropriate, we may consider the average market prices of our stock for a period of up to two months before the test date to determine market capitalization. The control premium arises from the fact that in an acquisition, there is typically a premium paid over current market prices of publicly traded companies that relates to the ability to control the operations of an acquired company. Recent market evidence regarding this control factor suggests premiums of 23% to 79% as realistic and common, and we believe such premiums to be a reasonable range of estimation for our equity value. Our market evidence is from a published source for the year ended December 31, 2011 and includes 28 transactions from the banking and finance and brokerage and investment consulting industry groups with an average control premium value of 46%. Based on our analysis and consideration, including recent fluctuations in our stock price, we believe our implied control premium of 55% at December 31, 2011 is reasonable in relation to the range of observed relevant market control premium values. We consider the specific circumstances of our company to determine whether there are specific differences for our situation that make these market control premiums inapplicable. We also exclude consideration of transactions with unique circumstances and find that transaction values for asset management firms relative to their respective book values do not vary significantly from relative transaction values in other industries.

Item 15. Exhibits and Financial Statement Schedules, page 102

Comment 6:
Please tell us the portion of your net assets that meet the definition of restricted net assets in accordance with the guidance in Rule 4-08(e) of Regulation S-X for each of the three years presented. To the extent that restricted net assets exceed consolidated net assets for any of the three years presented, please tell us your consideration of the guidance in Rules 5-04 and 12-04 of Regulation S-X.

Response:
As of March 31, 2012, the amount of our consolidated net assets subject to dividend restrictions aggregated approximately 9%. Further, no investment in any one consolidated or unconsolidated subsidiary or equity method investment exceeded the threshold defined in Rule 4-08(e) of Regulation S-X (25% of consolidated net assets). Therefore, there are no required additional disclosures relating to restricted net assets.

We further clarify that our revenue share arrangements with our asset management operating affiliates, as described in our current Form 10-K on page 3, do not restrict net assets, but rather effectively establish the level of expense that may be incurred. We recognize that Rules 4-08(e), 5-04 and 12-04 of Regulation S-X define a net asset restriction to include regulatory capital requirements that may apply to certain of our operating subsidiaries in varying jurisdictions.

In connection with our response to your comment letter, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or would like any additional clarification, please contact Brian Eakes (410-454-2965) or me (410-454-2935).

Sincerely,

/s/ Peter H. Nachtwey
Peter H. Nachtwey
Chief Financial Officer

Attachments (provided under separate cover with our request for confidential treatment and return to us upon completion of your review pursuant to Exchange Act Rule 12b-4)

1 - Comment 1, Domestic Mutual Fund Asset and Permal Funds-of-Hedge Funds Asset Projected Discounted Cash Flow Analyses and Assumptions
2 - Comment 1, Discussion of Historical Growth and Assumptions for Domestic Mutual Fund and Permal Funds-of-Hedge-Funds Contract Assets
3 - Comment 2, Reporting Unit AUM and Performance History
4 - Comment 3, Discussion of Valuation Methods and Supplemental Analyses

cc:	Tracey Smith, U.S. Securities and Exchange Commission, Division of Corporate Finance